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                     September 7, 2023

       Denis Corin
       President, Chief Executive Officer and Director
       Q BioMed Inc.
       c/o Ortoli Rosenstadt LLP
       366 Madison Avenue , 3rd Floor
       New York , NY 10017

                                                        Re: Q BioMed Inc.
                                                            Form 10-K for the
Fiscal Year Ended November 30, 2022
                                                            Filed May 26, 2023
                                                            File No. 000-55535

       Dear Denis Corin:

              We issued comments on the above captioned filing on July 3, 2023. On August 10, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

             Please contact Angela Connell at (202) 551-3426 or Suzanne Hayes at (202) 551-
       3675 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Life Sciences